07002266

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2007 WASH, D.C. 210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anovest Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 Shallowford Road, Suite 220
(No. and Street)

Marietta (City) Georgia (State) 30062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom Bafas (770)971-7117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ariail, Catrakilis & Company, P.C.
(Name – *if individual, state last, first, middle name*)

3175 Satellite Blvd., Bldg. 600, Suite 160, Duluth, Georgia 30096
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Athanasios N. Bafas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anovest Financial Services, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

ASHLEY HUNGERFORD NOTARY MY COMM. EXP. JUNE 20, 2010 PUBLIC CHEROKEE COUNTY, GA.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Anovest Financial Services, Inc.

Financial Statements
and
Independent Auditor's Report
for the
Year Ended December 31, 2006

ARIAIL, CATRAKILIS & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

3175 Satellite Boulevard • Building 600, Suite 160 • Duluth, GA 30096
Tel. 770-495-9077 • Fax 770-495-9013

Independent Auditor's Report

Board of Directors
Anovest Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Anovest Financial Services, Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over the financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we do not express such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and the disclosures in financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, fairly present, in all material respects, the financial position of Anovest Financial Services, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Ariail Catrakilis & Company CPA

Ariail, Catrakilis & Company, P.C.
Duluth, Georgia
February 20, 2007

Anovest Financial Services, Inc
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	6,041
Receivable from broker-dealers and clearing organizations (Note 4)		42,386
Prepaid Expenses		6,495
Other Assets		
Deposits		100
Deferred tax asset (Note 2(d))		3,656
		3,756
	$	58,678

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable, accrued expenses and other liabilities (Note 5)	$	38,590
		38,590
STOCKHOLDERS' EQUITY		
Common Stock, $1 par value, authorized 600 shares, issued 600 shares		600
Additional Paid-in Capital (Note 9)		25,780
Retained Earnings (Accumulated Losses)		(6,292)
Total		20,088
	$	58,678

The accompanying notes are an integral part of these financial statements

Anovest Financial Services, Inc
Statement of Income (Loss)
For the Year Ended December 31, 2006

Revenues (Note 2(b) & 2(c))		
Commissions	$	404,314
Interest and Dividends		607
Other Revenue		35,217
	$	440,138
Expenses		
Employee compensation and Benefits		300,617
Occupancy Fees		10,249
Other Expenses		35,802
Floor brokerage, exchange and clearance fees		103,604
	$	450,272
Income (Loss) before income taxes	$	(10,134)
Provision for Income taxes, including deferred taxes benefit of $3,016 (Note 2(d) & 7)		(3,016)
Net Income (loss)	$	(7,118)

The accompanying notes are an integral part of these financial statements

Anovest Financial Services, Inc
Statement in Changes in Stockholders' Equity
For the Year Ended December 31, 2006

	Capital Stock		Additional Paid In Capital	Retained Earnings (Accumulated Losses)
	Shares	Amount		
BALANCE AT JANUARY 1, 2006	600	$ 600	$ 15,532	$ 826
Net Income (Loss)				(7,118)
Additional Paid-In Capital			10,248	
BALANCE AT DECEMBER 31, 2006	600	$ 600	$ 25,780	$ (6,292)

The accompanying notes are an integral part of these financial statements

Anovest Financial Services, Inc
Statement of Cash flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net Income (loss)		$ (7,118)
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred Taxes	(3,016)	
Tax paid in current year	(855)	
(Increase) decrease in operating assets:		
Receivable from broker-dealers and clearing organizations	(6,266)	
Prepaid Expenses	(5,658)	
Deposits	(5)	
Increase (decrease) in operating liabilities:		
Accounts Payable, accrued expenses and other liabilities	11,374	
Total adjustments		(4,426)
Net cash provided (used) by operating activities		$ (11,544)
Cash flows from financing Activities:		
Increase in Paid-In Capital (see Note 3)	10,248	
Net Cash provided by financing activities		$ 10,248
Decrease in Cash		(1,296)
Cash at beginning of year		7,337
Cash at end of year		$ 6,041
Supplemental cash flow disclosures		
Income Tax Payments		$ 855

The accompanying notes are an integral part of these financial statements

Note 1 - Organization and Nature of Business

Anovest Financial Services, Inc is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). All securities transactions are executed in terms of a fully disclosed correspondent/clearing agreement whereby clients of Anovest Financial Services, Inc ("Introducing Firm") are introduced to Sterne, Agee & Leach, Inc ("Clearing Firm") on a fully disclosed basis.

NOTE 2 - Summary of Significant Accounting Policies

a Basis of Presentation

The company is a Georgia Corporation that is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

b Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition

Marketable securities are valued at market value, securities not readily marketable are valued at fair market value as determined by management.

c. Commissions

Commissions and related clearing expenses are reported on a settlement date basis as securities transactions occur.

d. Income Taxes

The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

For income tax reporting, Anovest Financial Services, Inc uses accounting methods that recognize revenue and expenses in reporting periods different to the recognition for GAAP purposes. Also, for income tax purposes, organization costs are capitalized, for financial statement purposes organization expenses are expensed in the period they are incurred. Deferred income taxes have been recorded for the differences, which will be taxable or deductible in future periods.

e. Organization Costs

For financial statement purposes organization costs are expensed as incurred. For tax purposes organization costs are recorded at cost and amortized over five years.

f. Concentration of Credit Risk

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and clearing organizations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

g. Cash and Cash Equivalents

For Purposes of the statement of cash flows, the Company considers any highly liquid investment instruments, with a maturity of six months or less to be cash equivalents.

h. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing agents and custody agents, trustees and administrators, against specified potential losses in connection with their acting as agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential exposure of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparts in connection with a variety of commercial transactions and occasionally may be required to indemnify them against potential losses caused by the breach of those representations and warranties. The company may also provide standard indemnifications to some counterparts to protect them in the event additional taxes are owed or payments are withheld, due to a change in or adverse application of certain tax laws.
These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential exposure of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 3 - Related Party Transactions

Anovest Financial Services, Inc entered into an expense agreement with Athanasios N. Bafas and Lois A. Bafas on March 23, 2005 which was subsequently amended on November 1, 2005

In terms of the expense agreement Anovest uses office space, furnishings and equipment which is owned by Athanasios N. Bafas and Lois A. Bafas

Athanasios N. Bafas and Lois A Bafas agree to pay, either personally or through affiliates, the following items on behalf of Anovest and at no cost (other than amount mentioned below) to Anovest:

Equipment, furnishings, and fixtures
Employee and personnel costs, such as secretarial and clerical
Electrical service, water service, heating, ventilation and cooling services, and all other utilities
Telephone and Internet access services
Insurance, other than fidelity and bonding required by securities regulations
Travel and entertainment expenses incurred by Owners in the conduct of the business.

Anovest Financial Services, Inc will record a monthly overhead expense of $854.00 per month.
Athanasios N. Bafas and Lois A. Bafas have agreed that the $854.00 will be recorded as additional paid-In capital.

On August 1, 2006 Anovest entered into an operating lease with Lois A. Bafas. The lease is for a luxury vehicle. See note 8 below for further information.

On December 31, 2006 the board of directors resolved that Anovest management review the expense sharing agreement to amend it to allow Anovest to account for and be responsible for certain expenses that may have been previously paid by Athanasios N. Bafas and Lois Bafas. Management expect the agreement to be finalized by March 1, 2007 and submitted to the NASD for their approval.

The company has an affiliate Anovest Investment Advisors, Inc. Both companies have common ownership and management. Anovest Investment Advisors, Inc only performs investment advisory activities. For 2006 there were no transactions between the two entities.

Note 4 - Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2006, consist of the following

	Receivable
Fees and commissions receivable/payable	$ 27,355
Clearing Deposit Account	15,018
Other	13
	$ 42,386

Anovest Financial Services, Inc clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to the above mentioned transactions and is secured by a cash security deposit that is owned by Anovest Financial Services, Inc

In terms of the fully disclosed correspondent/clearing agreement with Sterne, Agee & Leach, Inc dated March, 11 2005 Anovest is required to deposit with the clearing firm a cash security deposit of $15,000. Provided that Anovest Financial Services, Inc is not in default of its obligations or liabilities to the clearing firm, clearing firm will return the above-mentioned security deposit within thirty (30) days following termination of the fully disclosed correspondent/clearing agreement.

In terms of the above-mentioned fully disclosed correspondent/clearing agreement amounts receivable by the company shall be paid by the clearing firm once a month after deduction and/or offset of any amounts payable by the company to the clearing firm.

NOTE 5 - Accounts Payable, accrued expenses and other liabilities

At December 31, 2006, accounts payable are summarized as follows:

	Outstanding Less than 90 Days	Outstanding More than 90 Days	Total Amounts Due
Accounts Payable	$ 159		$ 159
Accrued Expenses	26,628		26,628
Payroll Liability	11,803	-	11,803
	$ 38,590	$ -	$ 38,590

There are no claims and/or disputes involving the above payables.

Note 6 - Net Capital requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall in the first year of operations not exceed 8 to 1. At December 31, 2005 the company had net capital of $9,537 which is $4,537 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.05 to 1.

Note 7 - Income Taxes

The current and deferred portions of the income tax expense (benefit) is included in the statement of income in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
Federal	$ -	$ (2,153)	$ (2,153)
State	-	(863)	(863)
	$ -	$ (3,016)	$ (3,016)

A reconciliation of the difference between the expected income tax expense or income computed at the U.S statutory income tax rate and the company's tax expense is as follows:

Expected income tax expense (benefit) at U.S. statutory tax rate	$ (2,698)
Less: Net operating loss carryforward benefit	2,698
Federal income tax expense	$ -

Note 8 - Operating Lease Obligations

Anovest makes the payments on a lease entered into on August 1, 2006 between Anovest and Lois A. Bafas (a officer and shareholder of Anovest). The company has leased a luxury vehicle.

Total rents paid under this operating lease totaled $8,546. for the year ended December 31, 2006.

At December 31, 2006, minimum payments due under these arrangements are as follows:

2007	$ 19,689
2008	$ 19,689
2009	$ 19,690

Note 9 - Events Subsequent to Year End

On December 31, 2006 the board of directors resolved that Anovest management review the expense sharing agreement to amend it to allow Anovest to account for and be responsible for certain expenses that may have been previously paid by Athanasios N. Bafas and Lois Bafas. Management expect the agreement to be finalized by March 1, 2007 and submitted to the NASD for their approval.

ARIAIL, CATRAKILIS & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

3175 Satellite Boulevard • Building 600, Suite 160 • Duluth, GA 30096
Tel. 770-495-9077 • Fax 770-495-9013

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of Securities and Exchange Commission

Board of Directors
Anovest Financial Services, Inc.

We have audited the accompanying financial statements of Anovest Financial Services, Inc. as of and the year ended December 31, 2006, and have issued our report thereon dated February 20, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ariail, Catrakilis & Company, CPA

Ariail, Catrakilis & Company, P.C.
Duluth, Georgia
February 20, 2007

Anovest Financial Services, Inc
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
As of December 31, 2006

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Schedule I
Anovest Financial Services, Inc
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

Net Capital		
Total Stockholder Equity	$	20,088
Deduct Stockholder equity not allowed for Net		-
Total stockholders' equity qualified for net capital		20,088
Add:		
Subordinated borrowings allowable in computation of net capital		-
Total Capital and allowable subordinated borrowings	$	20,088
Deductions and/or charges		
A. Non-allowable assets:		
Prepaid Expenses		6,495
Other Assets		3,756
Net Capital before haircuts on securities positions	$	9,837
Haircuts on securities positions:		
Money Market Account		300
Net Capital	$	9,537
Aggregate Indebtedness		
Items included in statement of financial condition:		
Payable to brokers and dealers	$	26,787
Other accounts payable and accrued expenses		11,803
Total aggregate indebtedness	$	38,590

Computation of basic net capital requirement

Minimum net capital required	$	5,000
Excess net capital	$	4,537
Ratio: Aggregate indebtedness to net capital		405%

Reconciliation with company's computation (Included in Part II of Form X-17A-5) as of December 31, 2006

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	20,027
Audit Adjustments to:		
Accrual of audit fees		4,500
Accrued compensation		5,990
Net Adjustments	$	10,490
Net Capital as computed above	$	9,537

Schedule II
Anovest Financial Services, Inc
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Anovest Financial Services, Inc has claimed an exemption from Rule 15c3-3, as all customer transactions are cleared through Sterne, Agee & Leach, Inc, another broker-dealer on a fully disclosed basis.

Schedule III
Anovest Financial Services, Inc
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Anovest Financial Services, Inc has claimed an exemption from Rule 15c3-3, as all customer transactions are cleared through Sterne, Agee & Leach, Inc, another broker-dealer on a fully disclosed basis.

ARIAIL, CATRAKILIS & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

3175 Satellite Boulevard • Building 600, Suite 160 • Duluth, GA 30096
Tel. 770-495-9077 • Fax 770-495-9013

Board of Directors
Anovest Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Anovest Financial Services, Inc. (the company), for the year ended December 31, 2006, we have considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of the aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession and control of all fully paid or excess margin securities of customer as required by Rule 15c3-3.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or practices and procedure referred to above, error or fraud may occur and not be detected. Also projection of the evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition which the design or operation of one or more of the internal control components does not reduce to a relatively low level of risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely

noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that such practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ariail, Catrakilis & Company, P.C.
Duluth, Georgia
February 20, 2007

END